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November 2, 2010	direct dial 202 508 5817 direct fax 202 204 5632 scbrown@kilpatrickstockton.com

Mr. Michael Clampitt

Attorney – Advisor

U.S. Securities and Exchange Commission

Mail Stop 4561

100 F Street, NE

Washington, DC 20549-4561

Re:	SI Financial Group, Inc.
Amendment No. 1 to the Registration Statement on Form S-1
Filed September 10, 2010
File No. 333-169302

Dear Mr. Clampitt:

On behalf of SI Financial Group, Inc. (the “Company”), enclosed for filing is Pre-Effective Amendment No. 2 to the Registration Statement on Form S-1 (the “Amended Registration Statement”), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended, to indicate changes from the Pre-Effective Amendment No.1 to the Registration Statement on Form S-1 filed on October 25, 2010 (the “Registration Statement”).

The Amended Registration Statement is filed in response to the staff’s comment letter issued on November 1, 2010. To aid in your review, we have repeated the staff’s comments followed by the Company’s responses and indicated where the document has been revised in response to such comments. The prospectus also reflects revised disclosure in response to comments received from the Office of Thrift Supervision (“OTS”) on SI Bancorp, MHC’s Pre-Effective Amendment No. 1 to the Application on Form AC and the Pre-Effective Amendment No. 1 to the Company’s Application on Form H-(e)-1-S.

Amendment No. 1 Form S-1 filed October 25, 2010

Risk Factors

Comment No. 1:

Please revise your second Risk Factor on page 17 in order to update the figures related to your nonperforming loans and classified assets to show the information at September 30, 2010.

Michael Clampitt

U.S. Securities and Exchange Commission

November 2, 2010

Response to Comment No. 1:

The requested revisions have been made to page 17 of the prospectus.

Comment No. 2:

Please update the Risk Factors that begins “Strong competition within our market area…” to include the information you disclose on page 43 related to your market share as of June 30, 2010 rather than June 30, 2009.

Response to Comment No. 2:

The requested disclosure has been updated on page 19 of the prospectus.

*        *        *         *

The Company hereby acknowledges that:

•	the Company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this submission, please contact the undersigned at 202.508.5817.

Very truly yours,

/s/    Scott A. Brown

Scott A. Brown

cc:	Rheo A. Brouillard, President and Chief Executive Officer, SI Financial Group, Inc.

Eric Envall, U.S. Securities and Exchange Commission

Victor L. Cangelosi, Kilpatrick Stockton LLP

Joseph J. Bradley, Kilpatrick Stockton LLP